September 17, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Attorney Advisor, Office of Information Technologies and Services

Re: TechSoup Global
Request for Withdrawal of Request to Qualify Letter Submitted on September 11, 2019 re:
File No. 024-11071

Dear Matthew:

TechSoup Global, hereby applies for the Commission's consent to withdraw its request to qualify letter submitted on September 11, 2019 regarding, file number 024-11071. We will resubmit for qualification shortly.

Should you have any questions or require any additional information with respect to this filing, please contact Kim Arnone, Cutting Edge Counsel, at (510)-834-4530, x 104.

Thank you for your assistance and cooperation.

Very truly yours,

TECHSOUP GLOBAL

/s/ Rebecca Masisak

Rebecca Masisak
Chief Executive Officer

Cc: Kim Arnone, Esq.
Cutting Edge Counsel

435 Brannan Street San Francisco California 94107 (415) 633-9300 voice (415) 633-9400 fax